UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Report on Form 6-K (but exluding the exhibit hereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163) and Form F-3 (File No. 333-229486) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 30, 2019, the Board of Directors of CollPlant Holdings Ltd. (the “Company”) appointed Jonathan M.N. Rigby as the new Chairman of the Board, effective immediately, and David Tsur stepped down from his position as Chairman and as a member of the Board.

Jonathan M.N. Rigby has served as the President and Chief Executive Officer and a member of the board of directors of SteadyMed Ltd, a specialty pharmaceutical company focused on Pulmonary Arterial Hypertension, since August 2011. In August 2018, Mr. Rigby led and closed the sale of SteadyMed to United Therapeutics (Nasdaq: UTHR). Since March 2016, Mr. Rigby has been a member of the board of directors of Xeris Pharmaceuticals, Inc. (Nasdaq: XERS), which went public in June 2018, and serves on the audit committee and nominating and corporate governance committee of Xeris. In 2006, Mr. Rigby cofounded Zogenix, Inc. (Nasdaq; ZGNX) a specialty pharmaceutical company that went public in November 2010, focused on the development and commercialization of CNS and pain products where he served as the company’s Vice President of Business Development until December 2010. Earlier in his career, Mr. Rigby served in various sales and marketing capacities for Aradigm Corporation, Profile Therapeutics, UK, Merck & Co., Inc. and Bristol Myers Squibb. Mr. Rigby has a Bachelor of Science Degree, with Honors, in Biological Sciences from Sheffield University, UK, and an MBA from Portsmouth University, UK.

In connection with the appointment of Mr. Rigby, on February 3, 2019, the Company and Mr. Rigby entered into a Chairman Services Agreement (the “Agreement”), the terms of which are subject to shareholder approval. Under the Agreement, Mr. Rigby shall be entitled to an annual fee of $70,000 + VAT, to be paid on a monthly basis and options to purchase 12,319,500 ordinary shares (represented by 246,390 ADSs) exercisable at $ 5.07 per share. The options shall have a term of seven years and shall vest upon the earlier of (1) an equity raise of at least US$10 million, in one or more financings, or (2) will vest over a period of four years, with a quarter of the options vesting on January 31, 2020, and the remaining options vesting in equal parts at the end of every quarter thereafter. Mr. Rigby’s engagement is terminable by either Mr. Rigby or the Company on thirty days’ prior written notice other than in the case of a termination for cause. The Agreement also contains a non-compete obligation for a period of six months following termination of his engagement, and customary provisions regarding confidentiality of information, and assignment of inventions.

On February 4, 2019, the Company issued a press release entitled “CollPlant Announces Appointment of Jonathan M.N. Rigby as Chairman of the Board.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibit

99.1	Press Release, dated February 4, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: February 4, 2019	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

2